UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  February 22, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: February 22, 2012	By:	/s/ Karen L. Dunfee
Name: Karen L. Dunfee
Title: Corporate Secretary

For Immediate Release 12-11-TR	Date: February 22, 2012

Teck Media and Investor Webcast Advisory

Vancouver, B.C. – Don Lindsay, Teck Resources Limited’s (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) President & CEO, will be presenting at the 21st Annual BMO Capital Markets Global Metals & Mining conference on Monday, February 27, 2012 at 10:30a.m. Eastern/7:30a.m. Pacific time. The investor presentation will include information on company strategy, financial performance, and outlook for the company’s business units.

The presentation will be webcast through the following link at: http://audability.com/AudabilityAdmin/Clients/TeckResources/101169_227201280000AM/.

Alternatively, the webcast with supporting slides will be available on Teck’s homepage at: www.teck.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

For further information please contact:

Greg Waller
Vice President, Investor Relations & Strategic Analysis
Teck Resources Limited
604.699.4014
greg.waller@teck.com